

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2020

Barry Rowan
Executive Vice President and Chief Financial Officer
Gogo Inc.
111 North Canal Street, Suite 1500
Chicago, IL 60606

   **Re: Gogo Inc.**
     **Form 10-K for the Fiscal Year Ended December 31, 2019**
     **Filed March 13, 2020**
     **File No. 001-35975**

Dear Mr. Rowan:

  We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology